Exhibit 99.1

Cyberkinetics Announces Results for the Second Quarter Ended June 30, 2007

FOXBOROUGH, Mass.--(BUSINESS WIRE)--Aug. 9, 2007--Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; "Company;" "Cyberkinetics"), a medical device company focused on developing novel implantable products to treat neurological diseases and injuries of the central nervous system, today released financial results for the second quarter ended June 30, 2007.

Total revenues for the quarter ended June 30, 2007, were $439,000 as compared to $471,000 for the quarter ended June 30, 2006. Product sales for the three months ended June 30, 2007, were $329,000 compared to $295,000 for the three months ended June 30, 2006. Grant revenue for the three months ended June 30, 2007, was $110,000 compared to $177,000 for the three months ended June 30, 2006.

The Company reported a net loss of $3.1 million, or $0.08 per share, for the quarter ended June 30, 2007, compared to a net loss of $2.6 million, or $0.09 per share, for the same period of 2006. The Company used $2.8 million of cash to fund operations during the second quarter of 2007, as compared to $1.9 million for the second quarter of 2006. Cyberkinetics ended the quarter with approximately $5.9 million in cash and cash equivalents as compared to $11.8 million at December 31, 2006.

Conference Call Instructions

Cyberkinetics' management will hold a conference call at 10:00 am Eastern Time, Thursday, August 9, 2007, to discuss results of the first quarter 2007. Those who would like to participate in the conference call should dial 888-680-0890, or 617-213-4857 for international participants, and use the pass code 40630159. To access a replay of the conference call, which will be available from 12:00 Noon Eastern Time on August 9th until 5:00 pm Eastern Time on August 16th, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 91816195.

Interested parties may pre-register for Cyberkinetics' conference call at: www.theconferencingservice.com/prereg/key.process?key=PXBV63RV3.

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com on Cyberkinetics' investor relations page. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: the FDA cleared-to-market NeuroPort(TM) System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity; the Andara(TM) Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; and the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement. Additional Information is available at Cyberkinetics' website at http://www.cyberkineticsinc.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. Such statements may be considered "forward-looking" within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our ability to secure regulatory approval for our products; our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the "Risk Factors" section of the Company's Registration Statement on Form SB-2 (file no. 333-144333) and our other public documents filed with the SEC. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date.

Financial results for the quarter ended June 30, 2007 are summarized in the tables below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30,
	2007	2006	2007	2006
Revenues:
Product sales	$329,226	$294,752	$710,304	$426,952
Grant income	110,247	176,659	225,613	429,139
Total revenues	439,473	471,411	935,917	856,091

Operating expenses:
Cost of product sales	131,435	145,557	245,797	195,325
Research and Development	1,692,810	1,604,485	3,280,584	3,000,763
Sales and Marketing	455,242	219,376	704,252	329,355
General and Administrative	1,213,419	1,102,531	2,387,981	2,156,620
Purchased in-
process research and development	-	-	-	1,602,239

Total operating expenses	3,492,906	3,071,949	6,618,614	7,284,302

Operating loss	(3,053,433)	(2,600,538)	(5,682,697)	(6,428,211)

Other income (expense):
Interest income	94,751	95,217	224,880	204,049
Interest expense	(105,417)	(140,607)	(223,705)	(322,423)
Other expense, net	(10,666)	(45,390)	1,175	(118,374)

Net loss	$(3,064,099)	$(2,645,928)	$(5,681,522)	$(6,546,585)

Basic and diluted net loss per common share	$(0.08)	$(0.09)	$(0.16)	$(0.24)

Shares used in computing basic and diluted net loss per common share	36,470,258	27,899,813	36,401,349	27,390,839

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	June 30,	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents	$5,861,136	$11,835,534
Other current assets	1,528,673	1,593,718
Net property and equipment	523,962	569,256
Other assets	2,121,912	2,105,345
Total assets	$10,035,683	$16,103,853

Liabilities and stockholders' equity
Current liabilities	3,586,778	3,888,953
Long-term liabilities	1,280,198	2,115,231
Stockholders' equity:
Common stock, $0.001 par value	37,564	37,409
Additional paid-in-capital	45,087,863	44,337,458
Accumulated deficit	(39,956,720)	(34,275,198)
Total stockholders' equity	5,168,707	10,099,669
Total liabilities and stockholders' equity	$10,035,683	$16,103,853

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-549-9981, Ext. 109
Manager, Corporate Communications

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.